UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              IEC ELECTRONICS CORP.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   44949L105
                                   ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 2005
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No.  44949L105                                           Page 2 of 8 Pages


1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

          SAGAMORE HILL CAPITAL MANAGEMENT L.P.

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                                  a.  [ ]
                                                  b.  [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]
6     Citizenship or Place of Organization

                  DELAWARE

       Number of            7          Sole Voting Power
        Shares                                268,900
      Beneficially          8          Shared Voting Power
       Owned By                               0
        Each                9          Sole Dispositive Power
      Reporting                               268,900
       Person               10         Shared Dispositive Power
        With                                  0


11    Aggregate Amount Beneficially Owned by Each Reporting Person

                268,900

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [  ]

13    Percent of Class Represented By Amount in Row (11)

                3.3%

14    Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No.  44949L105                                           Page 3 of 8 Pages


1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

          SAGAMORE HILL MANAGERS LLC

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                                  a.  [ ]
                                                  b.  [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]
6     Citizenship or Place of Organization

                  DELAWARE

       Number of            7          Sole Voting Power
        Shares                                268,900
      Beneficially          8          Shared Voting Power
       Owned By                               0
        Each                9          Sole Dispositive Power
      Reporting                               268,900
       Person               10         Shared Dispositive Power
        With                                  0


11    Aggregate Amount Beneficially Owned by Each Reporting Person

                268,900


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [  ]

13    Percent of Class Represented By Amount in Row (11)

                3.3%

14    Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No.  44949L105                                           Page 4 of 8 Pages


1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

          STEVEN H. BLOOM

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                                  a.  [ ]
                                                  b.  [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]
6     Citizenship or Place of Organization

                  DELAWARE

       Number of            7          Sole Voting Power
        Shares                                268,900
      Beneficially          8          Shared Voting Power
       Owned By                               0
        Each                9          Sole Dispositive Power
      Reporting                                268,900
       Person               10         Shared Dispositive Power
        With
                                              0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                268,900

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [  ]

13    Percent of Class Represented By Amount in Row (11)

                  3.3%

14    Type of Reporting Person (See Instructions)

                  IN; IA; HC

                                                               Page 5 of 8 Pages


          This Amendment No. 2 to Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of IEC Electronics Corp. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D, dated January 12, 2004, and all amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons (as defined herein). The Reporting Persons are filing this Amendment No. 2 to report recent dispositions of Shares, as a result of which each of the Reporting Persons is no longer the beneficial owner of more than five percent of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. This Amendment No. 2 supplementally amends the Initial Statement.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i) Sagamore Hill Capital Management L.P. ("Sagamore Hill Capital Management");

          ii) Sagamore Hill Managers LLC ("Sagamore Hill Managers"); and

          iii) Steven H. Bloom ("Mr. Steven Bloom").

          This Statement relates to the Shares held for the account of the Sagamore Hill Hub Fund Ltd., a Cayman Islands corporation (the "Hub Fund").

                             The Reporting Persons

          Sagamore Hill Capital Management is a Delaware limited partnership and has its principal office at 10 Glenville Street, Third Floor, Greenwich, CT 06831. The principal business of Sagamore Hill Capital Management is investment in securities. Pursuant to a portfolio management agreement, Sagamore Hill
Capital Management serves as investment manager of the Hub Fund. In such capacity, Sagamore Hill Capital Management may be deemed to be the beneficial owner of the Shares held for the account of the Hub Fund. Current information concerning the identity and background of the parners and officers of Sagamore Hill Capital Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          Sagamore Hill Managers is a Delaware limited liability company and has its principal office at 10 Glenville Street, Third Floor, Greenwich, CT 06831. The principal business of Sagamore Hill Managers is management of the activities of Sagamore Hill Capital Management. In its capacity as the general partner of Sagamore Hill Capital Management, Sagamore Hill Managers may be deemed to be the beneficial owner of the Shares held for the account of the Hub Fund. Current information concerning the identity and background of the members of Sagamore Hill Managers is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          The principal occupation of Mr. Steven Bloom, a United States citizen, is the direction of the activities of Sagamore Hill Capital Management and Sagamore Hill Managers. The principal business address of Mr. Steven Bloom is 10 Glenville Street, Third Floor, Greenwich, CT 06831. In his capacity as the sole member of Sagamore Hill Managers, Mr. Steven Bloom may be deemed to be the beneficial owner of the Shares held for the account of the Hub Fund.

                                                               Page 6 of 8 Pages


          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer.

          According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding is 8,258,722 as of July 22, 2005.

          (a) Each of Sagamore Hill Capital Management, Sagamore Hill Managers and Mr. Steven Bloom may be deemed to be the beneficial owner of the 268,900 Shares (approximately 3.3% of the total number of Shares outstanding) held for the account of the Hub Fund.

          (b) Each of Sagamore Hill Capital Management, Sagamore Hill Managers and Mr. Steven Bloom may be deemed to have sole power to direct the voting and disposition of the 268,900 Shares held for the account of the Hub Fund.

          (c) Except for the transactions described in this Item 5(c), which were routine brokerage transactions effected in the over-the-counter market, there have been no transactions effected with respect to the Shares since September 9, 2005 (60 days prior to the date hereof) by any of the Reporting Persons. On October 7, 2005, November 4, 2005, November 7, 2005, November 8, 2005 and November 9, 2005 respectively, 80,000 Shares were sold at a price of $0.65 per Share, 11,700 Shares were sold at a price of $0.55 per Share, 55,000 Shares were sold at a price of $0.45 per Share, 110,700 Shares were sold at a price of $0.45 per Share, and 10,000 Shares were sold at a price of $0.46 per Share, respectively.

          (d) The shareholders of the Hub Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Hub Fund in accordance with their ownership interests in the Hub Fund.

          (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares as of November 7, 2005.

                                                               Page 7 of 8 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     November 9, 2005                 SAGAMORE HILL CAPITAL MANAGEMENT L.P.


                                           By: /s/ Steven H. Bloom
                                               ---------------------------------
                                               Steven H. Bloom
                                               President


Date:     November 9, 2005                 SAGAMORE HILL MANAGERS LLC


                                           By: /s/ Steven H. Bloom
                                               ---------------------------------
                                               Steven H. Bloom
                                               Sole Member


Date:     November 9, 2005                 STEVEN H. BLOOM


                                           /s/ Steven H. Bloom
                                           -------------------------------------

                                                               Page 8 of 8 Pages


                                    ANNEX A

         Partners and Officers of Sagamore Hill Capital Management L.P.


Name/Title/Citizenship        Principal Occupation           Business Address

  Steven H. Bloom             Sole Member of Sagamore        10 Glenville Street
  Managing Partner            Hill Managers LLC              Third Floor
  (United States)                                            Greenwich, CT 06831

  Edward Kelly                Chief Financial Officer        10 Glenville Street
  Chief Financial Officer     of SagamoreHill Capital        Third Floor
  (United States)             Management L.P.                Greenwich, CT 06831



                     Members of Sagamore Hill Managers LLC

Name/Title/Citizenship        Principal Occupation           Business Address

  Steven H. Bloom             Sole Member of Sagamore        10 Glenville Street
  Sole Member                 Hill Managers LLC              Third Floor
  (United States)                                            Greenwich, CT 06831

     Except as set forth herein, to the best of the Reporting Persons' knowledge:

          (a) None of the above persons hold any Shares. /1/

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/





-------------------------------------------
/1/ Mr. Steven Bloom may be deemed to be the beneficial owner of the securities held for the account of the Sagamore Hill Hub Fund Ltd., as set forth herein.